Exhibit 99.2

Regency Retail Partners

Index to Financial Statements

Regency Retail Partners

Report of Independent Registered Public Accounting Firm	1
Combined Balance Sheets as of December 31, 2009 (unaudited) and 2008 (unaudited)	2
Combined Statements of Operations for the years ended December 31, 2009 (unaudited) and 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	3
Combined Statements of Changes in Members’ Capital for the years ended December 31, 2009 (unaudited) and 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	4
Combined Statements of Cash Flows for the years ended December 31, 2009 (unaudited) and 2008 (unaudited) and the period from December 21, 2006 (inception) to December 31, 2007	5
Notes to Combined Financial Statements	6

All other schedules are omitted because of the absence of conditions under which they are required, materiality or because information required therein is shown in the combined financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Managing Member of

Regency Retail Partners:

We have audited the accompanying combined statements of operations, changes in members’ capital, and cash flows for the period from December 21, 2006 (inception) to December 31, 2007 of Regency Retail Partners (as defined in note 1(a)). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Regency Retail Partners (as defined in note 1(a)) for the period from December 21, 2006 (inception) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

March 27, 2008

Jacksonville, Florida

Certified Public Accountants

Regency Retail Partners
Combined Balance Sheets
December 31, 2009 and 2008
(in thousands, except unit data)
(unaudited)

	2009	2008
Assets
Real estate investments at cost (note 2):
Land	$106,562	106,562
Buildings and improvements	238,021	237,758

	344,583	344,320
Less: accumulated depreciation	15,590	8,163

Net real estate investments	328,993	336,157

Cash and cash equivalents	3,142	2,998
Restricted cash	1,505	1,274
Tenant receivables, net of allowance for doubtful accounts of $703 and $300 in 2009 and 2008, respectively	4,494	4,707
Deferred costs, less accumulated amortization of $563 and $183 in 2009 and 2008, respectively	1,391	1,470
Acquired lease intangible assets, less accumulated amortization of $14,047 and $7,802 in 2009 and 2008, respectively (note 3)	27,554	33,799
Other assets	157	165

Total assets	$367,236	380,570

Liabilities and Members’ Capital
Liabilities:
Notes payable (note 4 and 8)	$208,185	209,410
Accounts payable and other liabilities	2,906	3,126
Acquired lease intangible liabilities, less accumulated accretion of $5,635 and $3,090 in 2009 and 2008, respectively (note 3)	12,610	15,155
Tenants’ security deposits	265	294

Total liabilities	223,966	227,985

Commitments and contingencies (notes 6 and 9)

Members’ Capital (note 5):
Preferred units, par value $1,000; 12.5% distribution rate: 250 units issued and outstanding at December 31, 2009 and 2008,liquidation preference $1,000	250	250
Common units; 162,127 units outstanding at December 31, 2009 and 2008, respectively	143,020	152,335

Total members’ capital	143,270	152,585

Total liabilities and members’ capital	$367,236	380,570

See accompanying notes to combined financial statements.

Regency Retail Partners
Combined Statements of Operations
For the years ended December 31, 2009 and 2008 and the period from
December 21, 2006 (inception) to December 31, 2007
(in thousands)

	2009	2008	2007
	(unaudited)	(unaudited)
Revenues:
Minimum rent (note 6)	$25,854	22,107	9,491
Recoveries from tenants	6,747	6,270	2,517
Other revenues	559	113	25

Total revenues	33,160	28,490	12,033

Operating expenses:
Depreciation and amortization	13,028	12,060	3,519
Real estate taxes	4,199	3,694	1,240
Operating and maintenance	3,790	2,943	1,128
General and administrative	354	239	897
Property management fees (note 7)	1,171	895	378
Provision for doubtful accounts	663	424	32

Total operating expenses	23,205	20,255	7,194

Other expense:
Interest expense, net of interest income of $19, $117, and $121 in 2009, 2008, and 2007, respectively	12,856	9,833	4,020

Total other expense	12,856	9,833	4,020

Net (loss) income	(2,901)	(1,598)	819

Preferred unit distributions	(31)	(31)	(30)

Net (loss) income for common unit holders	$(2,932)	(1,629)	789

See accompanying notes to combined financial statements.

Regency Retail Partners
Combined Statements of Changes in Members’ Capital
For the years ended December 31, 2009 and 2008 and the period from
December 21, 2006 (inception) to December 31, 2007
(in thousands)

	Preferred Units	Common Units	Total Members’ Capital
Balance at December 21, 2006	$—	—	—
Common units issued, net	—	96,258	96,258
Preferred units issued	250	—	250
Preferred unit distribution	(30)	—	(30)
Cash distributions to members	—	(2,888)	(2,888)
Net income	30	789	819

Balance at December 31, 2007	$250	94,159	94,409
Common units issued, net	—	65,130	65,130
Preferred unit distribution	(31)	—	(31)
Cash distributions to members	—	(5,325)	(5,325)
Net income (loss)	31	(1,629)	(1,598)

Balance at December 31, 2008 (unaudited)	$250	152,335	152,585
Common units issued, net	—	—	—
Preferred unit distribution	(31)	—	(31)
Cash distributions to members	—	(6,383)	(6,383)
Net income (loss)	31	(2,932)	(2,901)

Balance at December 31, 2009 (unaudited)	$250	143,020	143,270

See accompanying notes to combined financial statements.

Regency Retail Partners
Combined Statements of Cash Flows
For the years ended December 31, 2009 and 2008 and the period from
December 21, 2006 (inception) to December 31, 2007
(in thousands)

	2009	2008	2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(2,901)	(1,598)	819
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	13,028	12,060	3,519
Amortization and accretion of above and below market lease intangibles	(1,863)	(2,121)	(573)
Deferred leasing costs	(301)	(204)	—
Amortization of loan costs and debt discounts	434	201	42
Provision for doubtful accounts	663	424	32
Changes in assets and liabilities:
Tenant receivables, net	(450)	(2,903)	(1,779)
Accounts payable and other liabilities	(220)	588	453
Security deposits	(29)	41	—
Other assets	8	(165)	—

Net cash provided by operating activities	8,369	6,323	2,513

Cash flows from investing activities:
Restricted cash	(231)	(1,274)	—
Master lease receipts	—	272	—
Acquisition of operating real estate	—	(93,374)	(168,384)
Additions to real estate	(263)	(751)	(28)

Net cash used in investing activities	(494)	(95,127)	(168,412)

Cash flows from financing activities:
Proceeds from issuance of preferred units	—	—	250
Proceeds from issuance of common units, net	—	57,590	77,570
Distributions paid to preferred unit holders	(31)	(31)	(30)
Cash distributions to members	(6,383)	(5,325)	(2,888)
Proceeds from notes payable	—	50,120	93,100
Proceeds from subscription line, net	(1,100)	1,100	—
Scheduled principal payments on mortgage payables	(217)	(186)	—
Repayments on mortgage payables	—	(12,120)	—
Deferred loan costs	—	(897)	(552)

Net cash (used in) provided by financing activities	(7,731)	90,251	167,450

Net increase in cash and cash equivalents	144	1,447	1,551

Cash and cash equivalents at beginning of the year	2,998	1,551	—

Cash and cash equivalents at end of the year	$3,142	2,998	1,551

Supplemental disclosure of cash flow information:

Cash paid for interest	$12,442	9,068	3,768

Bridge loan provided by seller for the acquisition of real estate, at fair value	$—	—	12,120

Common units issued for the contribution of real estate	$—	7,540	18,688

Tenant receivables acquired through acquisition of operating real estate	$—	722	32

Tenants’ security deposits assumed through acquisition of operating real estate	$		253

Accounts payable and other liabilities assumed through acquisition of operating real estate	$—	2,084	—

Mortgage loan assumed through acquisition of operating real estate, net	$—	65,206	—

See accompanying notes to combined financial statements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

1.	Summary of Significant Accounting Policies

(a)	Organization and Principles of Combination

General

Regency Retail Partners (the “Fund”) was formed on December 21, 2006 through a series of operating, property management, and leasing agreements (collectively, the “Agreement”) for the purpose of acquiring, managing and otherwise dealing in and with real estate investments in the United States of America. It is an open-end, infinite-life investment fund with a total committed capital of approximately $564.6 million. At December 31, 2009, the ratio of total contributed capital to committed capital was 28.7%.

The Fund has amended the Initial Investment Period, as defined in the Agreement, to April 30, 2010, from its originally established date of December 21, 2009. The Initial Investment Period dictates the time frames in which properties can be contributed/sold to the Fund by Regency, capital is committed by the Members and during which redemptions of capital cannot be requested. After the Initial Investment Period, the Members may request redemption. Such redemption would be made at Net Asset Value and would be paid within 180 days of the date requested, at the discretion of the general partner as to how the funds to make such redemption would be assembled. Under the terms of the Agreement, in no event will the Fund be required to sell more than 10% of the properties within any four consecutive quarters or take any action which would compromise the integrity of the Fund’s portfolio of properties or incur borrowings not in compliance with the Fund’s Leverage Policy, as defined, in order to make the redemption.

Estimates, Risks, and Uncertainties

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Fund’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Fund’s financial statements relate to the carrying values of its investments in real estate and tenant receivables, net. Each of these items could be significantly affected by the continued weak economy.

Because of the adverse conditions that exist in the real estate markets, as well as, the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the combined financial statements could change significantly. Specifically as it relates to the Fund’s business, the current weak economic period is expected to result in a higher level of retail store closings nationally, which could reduce the demand for leasing space in the Fund’s shopping centers and result in a decline in occupancy and rental revenues in its real estate portfolio.

Combination

The combined financial statements include the entities in which the various collective members have invested in the Fund. All significant intercompany accounts and transactions are eliminated.

In accordance with Rule 3-09 of Regulation S-X, the Fund has presented combined financial statements of the legal entities rather than separate financial statements for each legal entity. The Fund believes that reporting the financial results of any one legal entity by itself would not be meaningful to users. The following legal entities have been combined in the accompanying financial statements: Regency Retail Partners, LP; RRP German Feeder, LP; RRP GIC RE Feeder, LP; RRP Operating, LP; RRP Parent REIT, Inc.; RRP Subsidiary REIT, LP.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

Ownership of the Fund

The Fund’s capital includes general and limited Common Unit and Preferred Unit holders (collectively, the “Members”). As of December 31, 2009, the Fund had a total of 162,127 Common Units outstanding and 250 Preferred Units outstanding. As of December 31, 2009, Regency Centers Corporation, through its affiliates, (collectively, “Regency”) owns 20% of the Common Units outstanding.

Contributions are made by each Common Unit holder in proportion to their respective committed capital amounts. Distributions are made each quarter first to the Preferred Unit holders and then to the Common Unit holders in accordance with their ownership percentage at the declaration date. Distributions are further reallocated between the general and Common Unit holders in accordance with the Asset Distribution Fee agreement. See note 7 for further discussion.

Net income is allocated first to the Preferred Unit holders at the stated rate and then to the Common Unit holders in proportion to their respective ownership interests.

(b)	Revenues

The Fund leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due.

Substantially all of the lease agreements with anchor tenants contain provisions that provide for additional rents based on tenants’ sales volume (percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance, and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

As part of the leasing process, the Fund may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Fund is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. When the Fund is the owner of the leasehold improvements, recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements. Recognition of

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when the Fund is the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

(c)	Real Estate Investments

Land, buildings, and improvements are recorded at cost.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, and the shorter of the useful life or the lease term for tenant improvements.

The Fund allocates the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition. The Fund’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building, and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are three categories of intangible assets considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases and the value of below-market leases is accreted to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable. If a tenant exercises an option to renew a lease as per the lease agreement, the Fund capitalizes any related leasing commissions and recognizes any related option fees as agreed upon. The Fund does not allocate value to customer relationship intangibles if it or Regency has pre-existing business relationships with the major retailers in the acquired property since they do not provide incremental value over the Fund’s existing relationships.

The Fund classifies an operating property as held-for-sale when the Fund determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a sale will be

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

consummated within one year. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth above. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The recording of depreciation and amortization expense is suspended during the held-for-sale period. If circumstances arise that previously were considered unlikely and, as a result, the Fund decides not to sell a property previously classified as held-for-sale, the property is reclassified as held and used and is measured individually at the lower of its (i) carrying amount before the property was classified as held-for-sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used or (ii) the fair value at the date of the subsequent decision not to sell. Any required adjustment to the carrying amount of the property reclassified as held and used is included in income from continuing operations in the period of the subsequent decision not to sell. If a property is reclassified as held and used, the results of operations of the property previously reported in discontinued operations are reclassified and included in income from continuing operations for all periods presented.

When the Fund sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations of the property are eliminated from ongoing operations and classified in discontinued operations. Its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of the property as discontinued operations. No properties were classified as held-for-sale at December 31, 2009 or 2008.

The Fund reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For properties to be “held and used” for long term investment, the Fund estimates undiscounted future cash flows over the expected investment term including the estimated future value of the asset upon sale at the end of the investment period. Future value is generally determined by applying a market-based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If after applying this method a property is determined to be impaired, the Fund determines the provision for impairment based upon applying a market capitalization rate to current estimated net operating income as if the sale were to occur immediately. For properties “held-for-sale”, the Fund estimates current resale values through appraisal information and other market data, less expected costs to sell. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy for those markets in which the Fund operates, the Fund’s estimated holding period of the property, tenant credit quality, and demand for new retail stores. If as a result of a change in the Fund’s strategy for a specific property which the Fund owns, a property previously classified as held and used is changed to held-for-sale, or if its estimated holding period changes, such change could cause the Fund to determine that the property is impaired and a provision for impairment would be recorded by the Fund. No impairment was recorded for the years ended December 31, 2009 or 2008 or the period December 21, 2006 (inception) to December 31, 2007.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

(c)	Cash and Cash Equivalents

Any instruments that have an original maturity of 90 days or less when purchased are considered cash equivalents.

(d)	Restricted Cash

Restricted cash includes amounts restricted through escrow agreements required by certain mortgage loans.

(e)	Tenant Receivables

Accrued rents are included in tenant receivables. The Fund estimates the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Fund’s experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily related to straight-line rents, the ultimate collection of these amounts are associated with increased rents to be collected in future years which extend beyond one year. During 2009, the Fund experienced an increase in tenant defaults, as well as, deterioration in tenant receivable collection rates, as compared to historical collection rates. As a result, the Fund increased its allowance for doubtful accounts to fully reserve for these specifically identified tenant defaults and adjusted the collectibility rates used to estimate the allowance to reflect such deterioration in collection rates. During the years ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Fund recorded provisions for doubtful accounts of approximately $663,000, $424,000, and $32,000, respectively.

(f)	Deferred Costs

Deferred costs include leasing costs and loan costs, net of accumulated amortization. Such costs are amortized over the periods through lease expiration or loan maturity, respectively. If the lease is terminated early or if the loan is repaid prior to maturity, the remaining leasing costs or loan costs are written off. Deferred leasing costs consist of external commissions associated with leasing the Fund’s shopping centers. Net deferred leasing costs were approximately $458,000 and $195,000 at December 31, 2009 and 2008, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were approximately $933,000 and $1.3 million at December 31, 2009 and 2008, respectively.

(g)	Income Taxes

Certain entities within the Fund were formed as Delaware real estate investment trusts (“REIT”) in December 2006 and elected to be taxed as a REIT under the Internal Revenue Code of 1986. Under the Internal Revenue Code, a REIT is generally not required to pay federal income taxes if it distributes 90% of its taxable income and meets certain other requirements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

Tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Fund believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

(h)	Assets and Liabilities Measured at Fair Value

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Fund uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Fund’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access.

•	Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3—Unobservable inputs for the asset or liability, which are typically based on the Fund’s own assumptions, as there is little, if any, related market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Fund’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. As of December 31, 2009, all of the Fund’s assets and liabilities that are measured at fair value on a recurring basis were derived using primarily Level 3 inputs.

(i)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (820)—Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 provides amendments to Subtopic 820-10 and requires new disclosures for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements for the level of disaggregation for each class of assets and liabilities and for the inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

activity in Level 3 fair value measurements which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Fund adopted this ASU on December 31, 2009.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“FASB ASC Topic 855”). This Statement establishes principles and requirements for subsequent events. In particular, this Statement sets forth a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for interim and annual periods ending after June 15, 2009. The Fund adopted this Statement on December 31, 2009.

(j)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

2.	Real Estate Investments

During 2009, the Fund did not have any acquisition activity. During 2008, the Fund acquired two shopping centers, one from Regency and one from a third party, for a combined purchase price of $167.8 million. Acquired lease intangible assets and acquired lease intangible liabilities of $17.9 million and $9.3 million, respectively, were recorded for these acquisitions. The acquisitions were accounted for as purchase business combinations and their results of operations are included in the combined financial statements from the date of acquisition. Results from operations for the periods prior to acquisition are not significant as the properties were under development and, therefore, are not disclosed.

3.	Acquired Lease Intangibles

The Fund has acquired lease intangible assets, net of amortization, of $27.6 million and $33.8 million at December 31, 2009 and 2008, respectively, of which $23.6 million and $29.1 million relates to in-place leases. These in-place leases have a remaining weighted average amortization period of 9.6 years and the aggregate amortization expense recorded for these in-place leases was $5.5 million, $6.2 million, and $1.2 million for the years ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, respectively. The Fund has above-market lease intangible assets, net of amortization, of $4.0 million and $4.7 million at December 31, 2009 and 2008. The remaining weighted average amortization period is 11.2 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was approximately $682,000, $380,000, and $16,000 for the years ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, respectively.

The Fund has acquired lease intangible liabilities, net of accretion, of $12.6 million and $15.2 million at December 31, 2009 and 2008. The remaining weighted average accretion period is 10.8 years and the aggregate amount accreted as an increase to minimum rent for these below-

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

market rents was $2.5 million, $2.5 million, and approximately $590,000 for the years ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, respectively.

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Minimum Rent, Net
2010	$3,304	1,162
2011	2,712	977
2012	2,472	895
2013	2,098	871
2014	1,965	798

4.	Notes Payable

The Fund’s outstanding debt at December 31, 2009 and 2008 consists of the following (in thousands):

	2009	2008
Notes payable:
Fixed rate mortgage loans	$208,185	208,310
Subscription line	—	1,100

Total	$208,185	209,410

On September 24, 2008, the Fund entered a Subscription Line agreement with PNC Bank, NA. The agreement included a borrowing capacity of $40.0 million at a rate of LIBOR plus 80 points (4.36% at December 31, 2008) with a termination date of September 21, 2009. The Fund paid down the Subscription Line in full at maturity. The balance on the subscription Line was $1.1 million at December 31, 2008.

On January 28, 2008, the Fund placed a $12.1 million mortgage loan on a property. The loan has a ten-year term and is interest only with a fixed interest rate of 6.18%. On April 11, 2008, the Fund assumed a $65.2 million, net of debt discount of approximately $794,000, mortgage loan on a property acquisition maturing on December 1, 2016 and is interest only with a fixed interest rate of 5.81%. On September 25, 2008, the Fund placed a $38.0 million mortgage loan on a property. The loan has a seven-year term and is interest only with a fixed interest rate of 6.35%.

Mortgage loans are secured and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of either interest only or principal and interest, and mature over various terms through 2018. Fixed interest rates on mortgage loans range from 5.68% to 6.35% and average 5.89%.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

As of December 31, 2009, scheduled principal repayments on notes payable were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2010	$229	—	229
2011	243	—	243
2012	1,032	—	1,032
2013	1,106	—	1,106
2014	1,173	—	1,173
Beyond 5 Years	2,810	202,223	205,033
Unamortized debt discount	—	(631)	(631)

Total	$6,593	201,592	208,185

5.	Members’ Capital

(a)	Preferred Units

As of December 31, 2009 and 2008, the face value of the Preferred Units was $250,000 with a fixed distribution rate of 12.5% per annum.

(b)	Common Units

As of December 31, 2009 and 2008, the Fund had issued and outstanding 162,127 Common Units to 11 Unit holders at a price of $1,000 per unit.

6.	Operating Leases

Future minimum rents under noncancelable operating leases as of December 31, 2009, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants’ sales volume, are as follows (in thousands):

Year Ending December 31,	Amount
2010	$22,186
2011	22,297
2012	21,721
2013	20,381
2014	19,399
Thereafter	117,504

Total	$223,488

The shopping centers’ tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, therefore, the credit risk is concentrated in the retail industry. As of December 31, 2009, one tenant represented 6.3% of the Fund’s future minimum rents. No other tenants individually represent more than 4% of the Fund’s future minimum rents.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

7.	Related Party Transactions

Per the Agreement, Regency will provide property management services to the Fund. The property management fee is paid monthly based on 3.75% of gross receipts. During the years ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Fund incurred $1.2 million, approximately $895,000, and approximately $378,000, respectively, for such services. As of December 31, 2009 and 2008, approximately $94,000 and $97,000, respectively, was payable and included in accounts payable and other liabilities.

Per the Agreement, the Fund shall pay Regency a construction management fee on tenant improvements and other capital improvements to existing structures. The construction management fee is equal to 5% of total project costs as defined in the Agreement and are capitalized as buildings and improvements. During the year ended December 31, 2009, the Fund incurred approximately $5,000 of construction management fees. During the year ended December 31, 2008, no such fees were incurred.

Per the Agreement, the Fund shall pay Regency a debt placement fee for permanent financing in accordance with the fee structure outlined in the Agreement that are capitalized as deferred costs. During 2009, no such fees were incurred. During the year ended December 31, 2008, the Fund incurred approximately $190,000 for debt placement fees.

Per the Agreement, the Fund shall pay leasing commissions to Regency to perform such services that are capitalized as deferred costs. During the years ended December 31, 2009 and 2008, the Fund incurred approximately $279,000 and $205,000, respectively, for such services.

Per the Agreement, the Common Unit holders shall pay Regency asset distribution fees for investments under management. The fees are paid as follows through a reallocation of cash distributions:

Sum of Common Unit holders’ Unfunded Capital Commitment & Asset Distribution Base	Rate per Annum	Rate per Quarter
< $50 million	1.25%	0.3125%
>/= $50 million, < $100 million	1.15%	0.2875%
>/= $100 million, < $175 million	1.00%	0.2500%

Common Unit holders with greater than or equal to $175 million in Unfunded Capital Commitment & Asset Distribution Base pay Regency asset distribution fees based on separately negotiated agreements.

During the year ended December 31, 2009 and 2008 and the period from December 21, 2006 (inception) to December 31, 2007, the Common Unit holders paid asset distribution fees of approximately $905,000, $568,000, and $196,000, respectively.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2009 (unaudited) and 2008 (unaudited)

8.	Fair Value Measurements

Notes Payable

The fair value of fixed rate loans are estimated using cash flows discounted at current market rates available to the Fund for debt with similar terms and maturities. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition. The carrying value of the Fund’s Subscription Line was based upon a spread above LIBOR which is lower than the spreads available in the current credit markets, causing the fair value of such variable rate debt to be below its carrying value. Based on the estimates used by the Fund, the fair value of mortgage notes payable and the Subscription Line was approximately $203.5 million and $190.7 million at December 31, 2009 and 2008, respectively.

9.	Commitments and Contingencies

All of the properties owned by the Fund have been subjected to environmental reviews. None of the environmental assessments has revealed, nor is management aware of, any environmental liability that management believes would have a material effect on its financial position, liquidity, or operations.

10.	Subsequent Events

The Fund has evaluated all subsequent events and transactions that occurred after its December 31, 2009 consolidated balance sheet date through March 31, 2010, the date these consolidated financial statements were issued, noting no material events or transactions.